SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. 2)*

SPRUCE POWER HOLDING CORPORATION**
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

9837FR 100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Formerly known as XL Fleet Corp.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
Kevin Griffin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
19,310(1)

	6	SHARED VOTING POWER
5,731,658(1)

	7	SOLE DISPOSITIVE POWER
19,310(1)

	8	SHARED DISPOSITIVE POWER
5,731,658(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,750,968(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Includes (i) 19,310 options to purchase common stock that vested on May 26, 2022 and December 21, 2021 and are currently exercisable with respect to which Mr. Griffin has sole voting and dispositive powers; and (ii) 3,614,992 shares of common stock and 2,116,666 warrants to purchase common stock held indirectly through MGG Investment Group LP or the MGG Funds (as defined in Item 4) with respect to which Mr. Griffin has shared voting and dispositive powers.

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
MGG Investment Group LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,731,658(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,731,658(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,731,658(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1)	Represents shares of common stock and warrants to purchase common stock held by the MGG Funds.

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Gregory Racz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,731,658(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,731,658(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,731,658(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents shares of common stock and warrants to purchase common stock held by the MGG Funds.

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 5 of 9 Pages
Item 1 (a).	Name of Issuer
Spruce Power Holding Corporation (formerly XL Fleet Corp.), a Delaware corporation (the “Issuer”).

Item 1 (b).	Address of Issuer’s Principal Executive Offices
1875 Lawrence Street, Suite 320, Denver, CO 80202.

Item 2 (a).	Name of Person Filing
This amendment to Schedule 13G (“Schedule 13G”) is filed by MGG Investment Group LP (“MGG”), Kevin Griffin (“Mr. Griffin”) and Gregory Racz (“Mr. Racz”) with respect to ownership of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer.

Item 2 (b).	Address or Principal Business Office or, if none, residence
The business address of each of MGG, Mr. Griffin and Mr. Racz is One Penn Plaza, 53rd Floor, New York, NY 10119.

Item 2 (c).	Citizenship
MGG is a Delaware limited partnership. Messrs. Griffin and Racz are citizens of the United States.

Item 2 (d)	Title of Class of Securities
Common Stock, par value $0.0001 per share

Item 2 (e)	CUSIP Number:
9837FR 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 6 of 9 Pages
Item 4.	Ownership

The information with respect to the Reporting Persons’ ownership of the Common Stock as of July 7, 2023, is incorporated by reference to items (5) through (9) and (11) of the cover page of the respective Reporting Person. The percentage ownership reflected on the coverage pages is based upon 149,213,869 shares of the Issuer’s Common Stock outstanding as of May 9, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q (File No. 001-38971) as filed on May 18, 2023; provided that, the percentage ownership for Mr. Griffin reflects 19,310 exercisable options that he holds and the percentage ownership for all Reporting Persons includes 2,116,666 warrants to purchase shares of common stock, in addition to the 149,213,869 outstanding shares.

The beneficial ownership of each Reporting Person includes shares of common stock and warrants to purchase common stock held by funds (the “MGG Funds”) affiliated with MGG Investment Group LP (“MGG”), as follows: (i) 296,413 shares and 202,341 warrants held by MGG Canada Fund LP, (ii) 120,242 shares and 85,560 warrants held by MGG Insurance Fund Series Interest of the SALI Multi-Series Fund, L.P., (iii) 68,560 shares and 49,060 warrants held by MGG SF Drawdown Master Fund (Cayman) LP, (iv) 284,462 shares and 201,156 warrants held by MGG SF Drawdown Unlevered Fund II (Cayman) LP, (v) 11,685 shares held by MGG SF Drawdown Unlevered Fund II (Luxembourg) SCSp, (vi) 124,479 shares and 82,659 warrants held by MGG SF Drawdown Unlevered Fund II LP, (vii) 26,550 shares held by MGG SF Drawdown Unlevered Fund III LP, (viii) 867,111 shares and 566,446 warrants held by MGG SF Evergreen Master Fund (Cayman) LP, (ix) 286,049 shares and 192,477 warrants held by MGG SF Evergreen Fund LP, (x) 81,118 shares held by MGG SF Evergreen Unlevered Fund 2020 LP, (xi) 108,747 shares and 67,570 warrants held by MGG SF Evergreen Unlevered Master Fund II (Cayman) LP, (xii) 579,217 shares and 389,056 warrants held by MGG SF Evergreen Unlevered Fund LP, (xiii) 265,429 shares held by MGG Structured Solutions Fund LP, (xiv) 418,757 shares and 299,651 warrants held by MGG Specialty Finance Fund II LP, (xv) 49,571 shares held by MGG Structured Solutions Master Fund (Cayman) LP, and (xvi) 26,602 shares held by MGG SF Drawdown Unlevered Master Fund III (Cayman) LP. MGG is the investment adviser to the MGG Funds. Mr. Griffin is the Chief Executive Officer and Chief Investment Officer of MGG. Gregory Racz is the President, Chief Operating Officer and Chief Legal Officer of MGG.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 7 of 9 Pages
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 8 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2023

MGG INVESTMENT GROUP LP

By:	/s/ Kevin Griffin
Kevin Griffin
Chief Executive Officer & Chief Investment Officer

By:	/s/ Gregory Racz
Gregory Racz
President, Chief Operating Officer & Chief Legal Officer

KEVIN GRIFFIN

/s/ Kevin Griffin
Kevin Griffin

GREGORY RACZ

/s/ Gregory Racz
Gregory Racz

SCHEDULE 13G
CUSIP No. 9837FR 100	Page 9 of 9 Pages
LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement